Prospectus Supplement No. 1 (To Prospectus dated September 27, 2021)	Filed pursuant to Rule 424(b)(3) Registration No. 333-259514

This prospectus supplement updates, amends and supplements the prospectus dated September 27, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-259514). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on October 6, 2021, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
On October 5, 2021, the closing price of our Class A Common Stock was $8.64 per share and the closing price of our public warrants was $0.94 per warrant.
Investing in our securities involves a high degree of risks. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 14 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 6, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 30, 2021
AgileThought, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39157	87-2302509
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

222 W. Las Colinas Blvd. Suite 1650E, Irving, Texas	(971) 501-1140	75039
(Address of Principal Executive Offices)	(Registrant's telephone number, including area code)	(Zip Code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	AGIL	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	AGILW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On September 30, 2021 AgileThought, Inc. (“AgileThought”) entered into a Seventh Amendment (the “Amendment”) to the Amended and Restated Credit Agreement by and among IT Global Holding LLC, 4th Source LLC, AgileThought, LLC, AN Extend, S.A. de C.V., AN Evolution S. de R.L. de C.V., AN Global LLC, AgileThought, Inc., the financial institutions party thereto as lenders, and Monroe Capital Management Advisors, LLC, as Administrative Agent (the “Credit Facility”). The Amendment extends the due date of the amortization payment obligation of $4,000,000 that AgileThought owed pursuant to the Credit Facility from September 30, 2021 to October 15, 2021. In addition, AgileThought will not be in compliance with the maximum leverage ratio covenant and the minimum fixed charge coverage ratio covenant required by the Credit Facility for the period ended September 30, 2021.

AgileThought’s failure to pay the $4,000,000 when due would constitute, and the failure to be in compliance with the financial ratio covenants required by the Credit Facility constitutes, an event of default under the terms of the Credit Facility. Upon an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the Credit Facility. AgileThought is currently in discussions with the lenders regarding the possibility of an additional amendment to the Credit Facility to provide for (a) a further extension for the payment of the $4,000,000 obligation and (b) a waiver of, or other modification to, the financial ratio covenants in order to remain in compliance with the terms of the Credit Facility. To date, none of the indebtedness under the Credit Facility has been accelerated, although AgileThought can provide no assurances that the lenders will not elect to accelerate or that an additional amendment to the Credit Facility will be negotiated on terms that are otherwise acceptable to AgileThought.

AgileThought has sufficient cash on hand to pay the $4,000,000 due on October 15, 2021 and is currently pursuing a more comprehensive agreement with its lender that would provide for principal payments to reduce the outstanding balance. Such principal payments may be paid from funding provided by certain stockholders and management.

The foregoing description of the Amendment does not constitute a complete summary of the Amendment and is qualified by reference in its entirety to the full text of the Amendment filed herewith. The other material terms and conditions set forth in the Credit Facility remain unchanged. For a description of the Credit Facility, see AgileThought’s Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission on September 14, 2021.

Item 9.01. Financial Statements and Exhibits

(d) Exhibit(s)

Exhibit Number	Exhibit Description
10.1
Seventh Amendment to Amended and Restated Credit Agreement, dated September 30, 2021, by and among IT Global Holding LLC, 4th Source LLC, AgileThought, LLC, AN Extend, S.A. de C.V., AN Evolution S. de R.L. de C.V., AN Global LLC, AT, the financial institutions party thereto as lenders, and Monroe Capital Management Advisors, LLC.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 06, 2021

                            AGILETHOUGHT, INC.

                            By:    /s/ Jorge Pliego Seguin
                                 Jorge Pliego Seguin
                                 Chief Financial Officer